SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Nature’s Sunshine Products, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

639027101
(CUSIP NUMBER)

Phil Frohlich
1924 South Utica, Suite #1120
Tulsa, Oklahoma  74104-6429
(918) 747-3412
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

August 25, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [X].

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 639027101	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PRESCOTT GROUP CAPITAL MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 1,865,383
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,865,383
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,865,383
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON* IA
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 639027101	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PRESCOTT GROUP AGGRESSIVE SMALL CAP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 1,865,383
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,865,383
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,865,383
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 639027101	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PRESCOTT GROUP AGGRESSIVE SMALL CAP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 1,865,383
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,865,383
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,865,383
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 639027101	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PHIL FROHLICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. CITIZEN
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 1,865,383
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,865,383
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,865,383
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

This Amendment No. 1 (this “Amendment”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on May 28, 2009 (the “Schedule 13D”) is being filed on behalf of Prescott Group Capital Management, L.L.C., an Oklahoma limited liability company (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership (“Prescott Small Cap II” and, together with Prescott Small Cap, the “Small Cap Funds”), and Mr. Phil Frohlich, the principal of Prescott Capital, relating to shares of common stock of Nature’s Sunshine Products, Inc., a Utah corporation (the “Issuer”).

This Amendment relates to shares of Common Stock, no par value, of the Issuer (the “Common Stock”) purchased by the Small Cap Funds through the account of Prescott Group Aggressive Small Cap Master Fund, G.P., an Oklahoma general partnership (“Prescott Master Fund”), of which the Small Cap Funds are the general partners.  Prescott Capital serves as the general partner of the Small Cap Funds and may direct the Small Cap Funds, the general partners of Prescott Master Fund, to direct the vote and disposition of the 1,865,383 shares of Common Stock held by the Prescott Master Fund.  As the principal of Prescott Capital, Mr. Frohlich may direct the vote and disposition of the 1,865,383 shares of Common Stock held by Prescott Master Fund.  Prescott Capital’s, the Small Cap Funds’ and Mr. Frohlich’s beneficial ownership of  shares of Common Stock were previously reported in a Schedule 13G filed with the SEC on October 24, 2008.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

Item 1.                  Security and Issuer

Securities acquired:  Shares of Common Stock, no par value (the “Common Stock”).

Issuer:                  Nature’s Sunshine Products, Inc.
2500 West Executive Parkway, Suite 100
Lehi, Utah 84043

Item 4 of the Schedule 13D is hereby amended to add the following:

Item 4.                 Purpose of the Transaction

On August 25, 2014, the Reporting Persons entered into a letter agreement with the Issuer (the “Letter Agreement”) in connection with Jeff Watkins’ service on the board of directors of the Issuer (the “Board”), which requires the Reporting Persons to keep confidential and not disclose any Proprietary Information (as defined in the Letter Agreement) that the Reporting Persons might receive, and not use such information for any purpose other than enabling the Reporting Persons to make non-publicly disclosed suggestions to the Board.  In addition, for a period commencing on the effective date of the Letter Agreement and ending on the earlier of (x) the later to occur of (i) June 30, 2015 or (ii) (A) the date upon which no persons affiliated with the later to occur of (i) June 30, 2015 or (ii) (A) the date upon which no persons affiliated with the Reporting Persons are serving on the Board and (B) three month after such date and (y) the date that is four years after August 21, 2014, the Reporting Persons agree not to directly or indirectly take any of the following actions: (i) acquire additional Common Stock such that the Reporting Persons would own in excess of 19.99% of the then outstanding shares of Common Stock of the Issuer; (ii) make or participate in any solicitation of proxies; (iii) nominate any person to the Board; (iv) make any public announcement with respect to any extraordinary transaction of the Issuer; (v) form or join any “group” for purposes of the Securities Exchange Act of 1934, as amended; or (vi) otherwise act or seek to control or influence the Board or the management or policies of the Issuer.

The provisions of the Letter Agreement described above may be terminated by the Issuer upon the occurrence of the approval by the Board of certain actions related to the Issuer.  In addition, the entirety of the Letter Agreement will terminate automatically upon the earlier to occur of (i) June 30, 2015 or (ii) the date upon which no persons affiliated with the Reporting Persons are serving on the Board.

The Letter Agreement is attached hereto as Exhibit 99.3.

Although the Reporting Persons have no specific plan or proposal to acquire or dispose of the Common Stock, consistent with their investment purpose, the Reporting Persons at any time and from time to time may acquire additional shares of Common Stock or dispose of any or all of its shares of Common Stock depending upon an ongoing evaluation of their investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

                Item 5 of the Schedule 13D is hereby amended and restated as follows:

Item 5.                   Interest in Securities of the Issuer

               (a)           The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 19,056,840 shares outstanding, which is the total number of shares of Common Stock outstanding as of August 27, 2014 pursuant to the Issuer’s Form 10-Q filed with the SEC on August 7, 2014 and the press release of the Issuer filed with the SEC on August 27, 2014.

As of August 27, 2014, the Small Cap Funds beneficially owned 1,865,383 shares of Common Stock, representing approximately 9.8% of the issued and outstanding Common Stock of the Issuer.

Prescott Capital, as the general partner of the Small Cap Funds, may also be deemed to beneficially own the 1,865,383 shares of Common Stock held by the Small Cap Funds, representing approximately 9.8% of the issued and outstanding Common Stock of the Issuer.

In addition, Phil Frohlich, as managing member of Prescott Capital, the general partner of the Small Cap Funds, may also be deemed to beneficially own the 1,865,383 shares of Common Stock beneficially owned by the Small Cap Funds.

Prescott Capital and Mr. Frohlich disclaim beneficial ownership of the shares of Common Stock held by the Small Cap Funds except to the extent of their pecuniary interest therein.

(b)          Prescott Capital and Phil Frohlich have the sole power to vote and dispose of the shares of Common Stock owned by the Small Cap Funds reported in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as admission that Prescott Capital or Mr. Frohlich is for the purposes of Section 13(d) or 13(g) of the Act the beneficial owner of any of the 1,865,383 shares of Common Stock owned by the Small Cap Funds.  Pursuant to Rule 13d-4, Prescott Capital and Mr. Frohlich disclaim all such beneficial ownership.

(c)           The Reporting Persons have had no transactions in the Common Stock during the past sixty (60) days.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)           Not applicable.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

Item 6.                  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 4 are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7 of the Schedule 13D is hereby amended to add the following:

Item 7.                 Material to be Filed as Exhibits

Exhibit 99.3          Letter Agreement by and among the Issuer and Prescott Capital dated August 25, 2014.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2014

Prescott Group Capital Management, L.L.C.

By:           /s/ Phil Frohlich
 Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap, L.P.

By:           Prescott Group Capital Management, L.L.C., its general partner

By:            /s/ Phil Frohlich
  Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap II, L.P.

By:           Prescott Group Capital Management, L.L.C., its general partner

By:            /s/ Phil Frohlich
  Phil Frohlich, Managing Member

Phil Frohlich

By:            /s/ Phil Frohlich
  Phil Frohlich